UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For September 25, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY TO PRESENT AT THE 2018 DENVER GOLD FORUM

Johannesburg. Tuesday, 25 September 2018. Harmony Gold Mining Company Limited (“Harmony” and/or “the company”) advises that Harmony’s CEO, Peter Steenkamp, will give a presentation on Harmony at the 2018 Denver Gold Forum on Tuesday, 25 September 2018.

The presentation will be available on Harmony’s website or https://www.harmony.co.za/invest/presentations/2018 to view the presentation file.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498 (mobile)

25 September 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 25, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director